10025591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section

FEB 22 2010

Washington, DC 104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45766 49589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Maitland Center Commons
(No. and Street)

Maitland, (City) FL (State) 32751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Covert 407-644-1986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – *if individual, state last, first, middle name*)

670 W. Fiarbanks Avenue (Address) Winter Park (City) FL (State) 32789 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

311

OATH OR AFFIRMATION

I, Terry Covert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN BRYANT
MY COMMISSION # DD 904989
EXPIRES: November 5, 2013
Bonded Thru Notary Public Underwriters

Notary Public

Signature
Terry Covert

Gen Counsel
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Partners
Timothy Partners, Ltd.

We have audited the accompanying statements of financial condition of Timothy Partners, Ltd. (a limited partnership) as of December 31, 2009 and 2008, and the related statements of income, changes in partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kane & Associates

Winter Park, Florida
January 20, 2010

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 547,776	$ 356,845
Marketable securities	-	50,626
Commissions and fees receivable	449,215	357,017
Loan receivable due from president	150,000	150,000
Other receivables	101,317	260,016
Inventory	23,330	25,558
Prepaid expenses	35,853	45,778
Property and equipment, net of accumulated depreciation	682,510	729,659
Deposits	2,200	2,200
Intangible assets, net of accumulated amortization	147,910	159,891
TOTAL ASSETS	$ 2,140,111	$ 2,137,590
LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 595,691	$ 573,018
Distributions payable	10,000	10,000
Total Liabilities	605,691	583,018
PARTNERS' EQUITY		
Partners' equity	1,534,420	1,554,346
Unrealized holding gain on marketable securities	-	226
	1,534,420	1,554,572
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 2,140,111	$ 2,137,590

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Advisor fees	$ 2,380,248	$ 3,192,965
Commissions	338,346	563,308
Service and sponsor fees	155,298	119,862
Other	33,462	17,375
Interest and dividends	12,998	11,127
Gain on sale of securities	736	-
Administration fees	-	8,303
TOTAL REVENUES	2,921,088	3,912,940
EXPENSES		
Sub advisor fees	948,140	1,178,912
Salaries and benefits	848,732	1,075,213
Marketing costs	355,488	303,317
Occupancy	161,384	159,198
Research fees	88,830	-
Other expense	66,444	125,280
Office expense	56,360	89,417
Depreciation and amortization	55,485	50,669
Printing and postage	54,325	82,055
Registration and filing fees	45,468	44,862
Professional fees	16,366	28,941
Loss on disposition of assets	11,033	-
Fee expense for Noah Fund purchase	-	7,143
TOTAL EXPENSES	2,708,055	3,145,007
NET INCOME	$ 213,033	$ 767,933

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2009 and 2008

	2009	2008
Partners' Equity, beginning of year	$ 1,554,346	$ 1,519,061
Net income	213,033	767,933
Issuance of additional partnership units	-	-
Decrease of partnership units	-	(8,445)
Distributions/return of partnership capital	(232,959)	(724,203)
Partners' Equity, end of year	$ 1,534,420	$ 1,554,346

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 213,033	$ 767,933
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	55,485	50,669
Loss on disposition of assets	11,033	-
Gain on sale of securities	(736)	-
Prepaid fee for Noah Fund expensed	-	7,143
(Increase) decrease in operating assets		
Commissions and fees receivable	(92,198)	199,102
Other receivables	158,699	(96,049)
Inventory	2,228	(25,558)
Prepaid expenses	9,925	27,724
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	22,673	(33,184)
Net cash provided by operating activities	380,142	897,780
Cash flows from investing activities:		
Purchase of property and equipment	(7,388)	(260,314)
Proceeds from sale of marketable securities	51,136	-
Purchase of marketable securities	-	(50,000)
Reinvested securities	-	(400)
Net cash provided (used) by investing activities	43,748	(310,714)
Cash flows from financing activities:		
Distributions/return of capital to partners	(232,959)	(724,203)
Net cash used by financing activities	(232,959)	(724,203)
Net increase (decrease) in cash	190,931	(137,137)
Cash and cash equivalents at beginning of year	356,845	493,982
Cash and cash equivalents at end of year	$ 547,776	$ 356,845
Supplemental disclusures of cash flow information:		
(1) Cash paid during the year for :		
Interest	$ -	$ -
Income taxes	$ -	$ -
(2) Non-cash investing and financing activities:		
Distributions to partner accrued, but not paid	$ 10,000	$ 10,000
Decrease of partnership units/prepaid Noah Fund fee	$ -	$ 8,445

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Marketable Securities

The Partnership invested in the funds of the Timothy Plan in 2008, and sold the investments in 2009 (see Note F). The investments are considered available-for-sale securities and are carried in the financial statements at fair value. The net unrealized holding gain on marketable securities is $226 as of December 31, 2008.

Inventory

Inventory, which consists of books, is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Receivables and Allowance for Doubtful Accounts

Commissions and fees receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. The Partnership accounts for planned major maintenance activities with the direct expensing method.

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Concentration of Credit Risk

The Partnership maintains its cash deposits at a bank and cash equivalent deposits with the Timothy Plan (see Note F). Cash deposits in the bank, at times, exceed federally insured limits. Cash equivalent deposits in the Timothy Plan are not federally insured. The Partnership has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2009 and 2008, consist of the following:

	2009	2008
Underwriting fees receivable	$ 35,621	$ 36,573
Employee advances	2,800	78,728
Due from related parties (See Note F)	58,120	36,623
Other receivables	4,776	108,092
	$ 101,317	$ 260,016

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 and 2008 consist of the following:

	2009	2008
Computer equipment	$ 43,297	$ 91,791
Office equipment	46,730	67,173
Software	18,233	25,217
Furniture and fixtures	167,208	166,279
Leasehold improvements	530,207	530,207
	805,675	880,667
Less accumulated depreciation	(123,165)	(151,008)
	$ 682,510	$ 729,659

NOTE C – PROPERTY AND EQUIPMENT, CONTINUED

Depreciation expense for the years ended December 31, 2009 and 2008 is $43,504 and $37,715, respectively.

NOTE D – PREPAID FEE FOR NOAH FUND PURCHASE

On June 10, 2005 the Partnership paid a fee of $93,530 for purchase of the Noah Fund. The fee is being expensed over a three year period. In 2008, the fee was decreased by $8,445 (see Note G). The fee is fully expensed as of December 31, 2008.

NOTE E – INTANGIBLE ASSETS

Intangible assets at December 31, 2009 and 2008 consist of the following:

	2009	2008
Issue cost of additional classes	$ 107,171	$ 107,171
Fund and partnership set-up cost	93,637	93,637
Merrill Lynch set-up fee	50,000	50,000
Custom programming-fund service company	8,166	8,166
Trademark and logo costs	4,400	4,400
	263,374	263,374
Less accumulated amortization	(115,464)	(103,483)
	$ 147,910	$ 159,891

Amortization expense for the years ended December 31, 2009 and 2008 is $11,981 and $12,954, respectively.

NOTE F – RELATED PARTY TRANSACTIONS

Effective February 1, 2006 the Partnership began renting suites in a new building. The lessor is related to the Partnership through common ownership. Lease payments are $8,898 per month, under an annually renewable lease. Additional lease expense of $8,898 was paid for the year ended December 31, 2009. Total lease payments for the years ended December 31, 2009 and 2008 are $115,674 and $106,776, respectively.

On January 13, 2006 the Partnership made a loan of $150,000 to the president of the Partnership. The president pays interest quarterly at a rate of 6% and the loan is payable in full on January 13, 2011. Total interest income received on the loan for the years ended December 31, 2009 are $11,250 and $9,000, respectively.

NOTE F – RELATED PARTY TRANSACTIONS, CONTINUED

The Partnership has receivables due from companies, which are related through common ownership, of $58,120 and $36,623 as of December 31, 2009 and 2008, respectively (see Note B). The receivables are non-interest bearing and have no maturity dates.

The Partnership maintains cash equivalent deposits in a money market fund with the Timothy Plan (see Note A). The balance in the fund is $77,145 and $50,966 for the years ended December 31, 2009 and 2008, respectively.

The Partnership owned marketable securities in the funds of the Timothy Plan in 2008 (see Note A). The fair market value of the securities was $50,626 for the year ended December 31, 2008. The funds were sold in 2009 at a gain of $736.

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership paid $88,830 in research fees to this company for the year ended December 31, 2009.

In February 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balance of the subscriptions was sold in 2000.

NOTE G – ACQUISITION OF THE NOAH FUND

On June 10, 2005 the Noah Fund Equity Portfolio (the Noah Fund), a separate series of the Noah Investment Group, Inc., was reorganized. In the reorganization, the assets and certain liabilities of the Noah Fund were transferred to the Timothy Plan Large/Mid-Cap Growth Fund (the Timothy Fund), an existing series of the Timothy Plan Trust (the Timothy Plan). The reorganization consisted of:

1. the acquisition by Timothy Plan on behalf of the Timothy Fund of substantially all of the property, assets and goodwill of the Noah Fund in exchange solely for full and fractional shares of beneficial interest, $0.001 par value, of Class A shares of the Timothy Fund;
2. the assumption by Timothy Plan on behalf of the Timothy Fund of all of the normal and recognized liabilities of the Noah Fund;
3. the distribution of Timothy Fund shares to the shareholders of the Noah Fund, without the imposition of any sales charges or commissions, according to their respective interests in complete liquidation of the Noah Fund; and
4. the dissolution of the Noah Fund.

NOTE G – ACQUISITION OF THE NOAH FUND, CONTINUED

Polestar Management Company, Inc. (Polestar) served as investment advisor to the Noah Fund. In consideration for the transfer of the assets, Timothy Partners, Ltd. conveyed to Polestar a non-dilutable partnership interest in Timothy Partners, Ltd. in the amount of $93,530. At the end of three years, if former Noah Fund shareholders redeem more than 30% of their assets, Polestar's partnership interest will be decreased accordingly. The $93,530 partnership interest is considered to represent a prepaid fee to purchase the Noah Fund. The fee is being expensed over a three year period.

In 2008 it was determined that former Noah Fund shareholders had redeemed more than 30% of their assets. Accordingly Polestar's partnership interest and the prepaid Noah Fund fee were each decreased by $8,445 (see Note D).

NOTE H - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Partnership had net capital of $320,958, which was $280,579 in excess of the required net capital of $40,379. The Partnership's ratio of aggregate indebtedness to net capital was 1.89 to 1 at December 31, 2009. At December 31, 2008, the Partnership had net capital of $103,974, which was $65,106 in excess of the required net capital of $38,868. The Partnership's ratio of aggregate indebtedness to net capital was 5.61 to 1 at December 31, 2008.

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
Total partners' equity	$ 1,534,420	$ 1,554,572
Deductions and/or charges:		
Nonallowable assets:		
Receivables due from broker/dealers	66,765	66,904
Receivables from noncustomers	251,317	410,016
Inventory	23,330	25,558
Prepaid expenses	35,853	45,778
Property and equipment, net	682,510	729,659
Deposits	2,200	2,200
Intangible assets, net	147,910	159,891
	1,209,885	1,440,006
Net capital before haircuts on securities positions	324,535	114,566
Haircuts on securities	(3,577)	(10,592)
Net capital	$ 320,958	$ 103,974
Aggregate indebtedness:		
Payable to broker/dealers	$ 472,100	$ 416,404
Distributions payable	10,000	10,000
Other accounts payable and accrued costs	123,591	156,614
Total aggregate indebtedness	$ 605,691	$ 583,018
Minimum net capital required	$ 40,379	$ 38,868
Excess net capital	$ 280,579	$ 65,106
Excess net capital at 1,000 percent	$ 260,389	$ 45,672
Ratio: Aggregate indebtedness to net capital	1.89 to 1	5.61 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2009 and 2008)		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 320,958	$ 103,974
Audit adjustments (net)	-	-
Net capital per above	$ 320,958	$ 103,974

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Partners
Timothy Partners, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Timothy Partners, Ltd. for the year ended December 31, 2009, and this report does not affect our report thereon dated January 20, 2010. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Company uses an outside mutual fund servicing organization, thereby providing significant controls over securities and revenue related transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Kirk & Associates

Winter Park, Florida
January 20, 2010